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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☑	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	ZAMECNIK, PAUL C. (Last) (First) (Middle)		HYBRIDON, INC. (HYBN)

	101 CHESTNUT STREET	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			DECEMBER 31, 2001					DECEMBER 31, 2001
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	BOSTON, MA 02108 (City) (State) (Zip)		☑	Director	☐	10% Owner		☑ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	COMMON STOCK		10/1/00				P4		187,922	A	$1.08				D

	COMMON STOCK		4/9/01				P4		46,429	A	$0.56				D

	COMMON STOCK		4/23/01				G		120,000	D					D

	COMMON STOCK		7/19/01				X4		31,250	A	$0.55				D

	COMMON STOCK		7/19/01				X4		199,543	A	$0.37				D

	COMMON STOCK		7/19/01				C		266,500	A					D

	COMMON STOCK		10/7/01				G		60,000	D					D

	COMMON STOCK		12/10/01				P		1,000	A	$1.85				D

	COMMON STOCK		12/10/01				P		1,500	A	$1.87				D

	COMMON STOCK		12/10/01				P		2,000	A	$1.84				D

	COMMON STOCK		12/10/01				P		5,500	A	$1.95				D

	COMMON STOCK		12/10/01				P		7,000	A	$1.90				D

	COMMON STOCK		12/17/01				P		16,765	A	$1.70		846,789		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	STOCK OPTION (RIGHT TO BUY)		$2.00		5/1/00				A4		5,000

	STOCK OPTION (RIGHT TO BUY)		$0.93		5/1/01				A4		5,000

	8% CONVERTIBLE DEBENTURES DUE 2002		$0.60		12/13/99				P4		$26,000

	SERIES B CONVERTIBLE PREFERRED STOCK*		250-FOR-1**		7/19/01				C			1,066

	SERIES B CONVERTIBLE PREFERRED STOCK		200-FOR-1		3/5/01				P4		750

	COMMON STOCK WARRANTS (RIGHT TO BUY)		$0.55		7/19/01				X4			31,250

	COMMON STOCK WARRANTS (RIGHT TO BUY)		$0.37		7/19/01				X4			199,543

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(1)	5/1/10		COMMON STOCK	5,000				5,000		D

	(2)	5/1/11		COMMON STOCK	5,000				5,000		D

	IMMED.	11/30/02		COMMON STOCK	43,333				0		D

	IMMED.			COMMON STOCK	266,500				0		D

	IMMED.	11/30/02		COMMON STOCK	150,000				0		D

	IMMED.	5/4/03		COMMON STOCK	31,250				0		D

	IMMED.	5/4/03		COMMON STOCK	199,543				0		D

Explanation of Responses:

(1) This option vested in full on April 30, 2001.

(2) This option vests in full on April 30, 2002.

* The Series B Convertible Preferred Stock was issued upon the conversion of the 8% Convertible Debentures due 2002 with a face amount of $26,000.

** The Series B Convertible Preferred Stock had a conversion rate of 200 shares of common stock for each share of Series B Convertible Preferred Stock. The Company converted such stock to common at a special rate of 250-for-1 to encourage the conversion thereof.

/s/ Paul C. Zamecnik	1/26/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.